IAI Investment Funds III, Inc.
                 Form N-SAR Report for the Period Ended 10/31/00

Item 77-C

A Special Meeting of Shareholders of the IAI Investment Funds III, Inc. (IAI International Fund) was held on September 8, 2000 at 1:00 p.m. Central Time at 601 Second Avenue South, Suite 3700, Minneapolis, Minnesota 55402. The meeting was called for the following purposes:

To plan a proposed Agreement and Plan of Reorganization and Termination ("Plan") between the IAI International Fund and the Federated International Equity Fund, a series of Federated International Series, Inc., whereby the Federated International Equity Fund would acquire all of the assets of the IAI International Fund in exchange solely for the Federated International Equity Fund's Class A shares, to be distributed pro rata by the IAI International Fund to the holders of its shares, in complete liquidation of the IAI International Fund.

Affirmative Votes:  617,940
Negative Votes:  24,667
Abstain:  13,659